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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43940

FACING PAGE
Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO.

CRT Capital Group LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive

Stamford CT 06902

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael Santangelo (203) 569-4597

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

333 Ludlow Street

Stamford CT 06902

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*


SEC MAIL
PROCESSING
RECEIVED
FEB 29 2012
WASH, D.C.
196
SECTION

CRT Capital Group LLC
(SEC I.D. No 8-43940)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2011 AND INDEPENDENT AUDITORS' REPORT

******

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 705 5455
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers of CRT Greenwich LLC
Stamford, CT 06902

We have audited the accompanying statement of financial condition of CRT Capital Group LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of CRT Capital Group LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

CRT CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
(In thousands)

ASSETS

ASSETS:		
Cash		$ 54,474
Restricted cash		2,846
Cash segregated under federal and other regulations		7,979
Receivable from customers		20
Receivable from brokers, dealers and clearing organizations		650,619
Securities borrowed		197,792
Securities purchased under agreements to resell		1,444,586
Securities owned, pledged as collateral, at fair value	$ 2,648,895	
Securities owned, at fair value	209,401	
Total securities owned, at fair value		2,858,296
Derivative financial instruments owned, at fair value		31,171
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $9,511)		3,994
Goodwill and intangible assets		17,202
Interest and dividends receivable		10,040
Other assets		3,326
Total assets		$ 5,282,345

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Short-term bank loans	$ 5,400
Payable to customers	8,403
Payable to brokers, dealers and clearing organizations	911,169
Securities sold under agreements to repurchase	2,779,786
Securities sold, not yet purchased, at fair value	1,288,699
Derivative financial instruments sold, not yet purchased, at fair value	34,386
Interest and dividends payable	5,357
Accounts payable, accrued expenses and other liabilities	36,275
Total liabilities	5,069,475
MEMBER'S CAPITAL	212,870
Total liabilities and member's capital	$ 5,282,345

See accompanying notes to Statement of Financial Condition.

1. ORGANIZATION

CRT Capital Group LLC (the "Company"), a wholly-owned subsidiary of CRT Greenwich LLC (the "Parent"), is a broker-dealer organized as a Connecticut limited liability company. The Parent is substantially owned by funds managed by Aquiline Capital Partners, LLC, a New York-based private equity firm. Effective February 1, 2012, with the approval of the Parent's Board of Managers (the "Board"), the Company was converted from a Connecticut limited liability company to a Delaware limited liability company.

The Company provides trade execution and in-depth research services to financial institutions covering a variety of products including U.S. treasury securities, securitized products, credit products, equities and capital markets. The Company may act as principal, agent or riskless principal in securities transactions and also makes markets in certain equity securities. The Company also provides investment banking services including securities underwriting.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ Stock Market, NYSE Arca, BATS Z-Exchange, EDGA Exchange, EDGX Exchange, the National Stock Exchange, the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation. The Company is registered in all fifty states. Effective January 1, 2011, the Company began self-clearing substantially all transactions for fixed income securities. In connection with this initiative, the Company was approved as a participant in the Depository Trust Company and as a member of the National Securities Clearing Corporation and the Government Securities Division and Mortgage-Backed Securities Division of the Fixed Income Clearing Corporation ("FICC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Principal Transactions

Securities owned and securities sold, not yet purchased are recorded on trade date at fair value.

Interest and Dividends

Interest income earned is recognized on an accrual basis and dividend income earned on proprietary and market making positions is recognized on the ex-dividend date.

Securities Borrowed — Securities borrowed result from transactions primarily with agent banks and are recorded at contract amount. Securities borrowed transactions require the Company to deposit cash or other collateral with a lender. The Company monitors the market value of securities borrowed on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

Securities Owned, at Fair Value and Securities Sold, not yet purchased, at Fair Value — Securities owned, at fair value and securities sold, not yet purchased, at fair value consist of proprietary securities held principally for trading and are recorded on a trade date basis. These securities are stated at fair value in the Statement of Financial Condition. Interest and dividends on these securities is recorded in Interest and dividends receivable and Interest and dividends payable, accordingly on the Statement of Financial Condition.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase — Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. Government, agency and mortgage-backed securities and are recorded at their contracted repurchase amount. The Company nets certain securities purchased under agreements to resell and securities sold under agreements to repurchase with the same counterparty in the accompanying Statement of Financial Condition where net presentation is permitted. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. Counterparties are principally broker dealers and financial institutions.

Goodwill and Intangible Assets — The Company is required to assess goodwill and other intangible assets with an indefinite life for impairment by comparing the estimated fair value with its carrying value on an annual basis (or more frequently when certain events or circumstances exist). If the estimated fair value exceeds the carrying value, goodwill and other indefinite lived assets are not impaired. If the estimated fair value is less than the carrying value, further analysis is necessary to determine the amount of impairment, if any. Intangible assets with a definite life are amortized over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly or indirectly to the Company's future cash flows. These assets are reviewed for impairment on an interim basis when certain events or circumstances exist.

Depreciation and Amortization — Office equipment is depreciated using the straight-line method over a useful life of two to six years. Furniture and fixtures are depreciated using the straight-line method over a useful life of five years. Leasehold improvements are amortized using the straight-line method over the minimum lease term. Customer relationships are amortized on a straight-line basis over a useful life of twenty years.

Income Taxes — The Company is a single member limited liability company that is treated as a disregarded entity for U.S. tax purposes. Accordingly, the Company is generally not subject to federal or state income taxes. Taxable income, losses and deductions flow through to its Parent. However, the Company is subject to various entity-level state and local income taxes.

Use of Estimates — The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles in the United States of America require management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

The significant estimates included in the accompanying Statement of Financial Condition are primarily related to the fair value of certain financial instruments. Financial instruments generally are exposed to various risks such as market and credit risk. Due to the number of risks associated with financial instruments, it is reasonably possible that changes in the fair value of financial instruments can occur in

the near-term and that such changes could materially affect the amounts reported in the Statement of Financial Condition.

3. NEW ACCOUNTING STANDARDS

In April 2011, the FASB issued Accounting Standards Update (ASU), *Transfers and Servicing*, ASC Topic 860, *Reconsideration of Effective Control for Repurchase Agreements* ("ASU 2011-03"). ASU 2011-03 aides in the classification of a repurchase agreement ("repo") to be accounted for as a sale or as a secured borrowing, depending on the transferor of the repo and the ability to repurchase the same or substantially the same assets. The assessment of the effectiveness of this control should focus on a transferor's contractual rights and obligations with respect to the transferred financial assets. ASU 2011-03 removes the assessment of the effective control criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially agreed terms, even in the event of default by the transferee. The update is effective for the first interim or annual period beginning on or after December 15, 2011. The Company is currently assessing the impact of ASU 2011-03 on its Statement of Financial Condition.

In May 2011, the FASB issued ASU, *Fair Value Measurement*, ASC Topic 820, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 improves the comparability of fair value measurements presented and disclosed in accordance with U.S. GAAP and IFRSs. The FASB clearly states that the amendment does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. The Company is currently assessing the impact of ASU 2011-04 on its Statement of Financial Condition.

In September 2011, the FASB issued ASU, *Testing Goodwill for Impairment*, ASC Topic 350, Intangibles — Goodwill and Other ("ASU 2011-08"). ASU 2011-08 outlines the amendments to the goodwill impairment test. The ASU permits an entity to assess qualitative factors in determining whether it is more than likely that the fair value of a reporting unit is less than its carrying amount. The update is effective for annual goodwill impairment tests performed for entities with fiscal years beginning after December 15, 2011. The Company is currently assessing the impact, but does not believe it will have a material effect on its Statement of Financial Condition.

In December 2011, the FASB issued ASU, *Disclosures about Offsetting Assets and Liabilities*, ASC Topic 210, *Balance Sheet* ("ASU 2011-11"). The update requires new disclosures about balance sheet offsetting and related arrangements. For derivative and financial assets and liabilities, ASU 2011-11 requires the disclosure of gross asset and liability amounts, amounts that offset on the balance sheet and amounts subject to the offsetting requirements that are not offset on the balance sheet. The guidance, however, is not effective until December 1, 2013 and thus the Company is currently assessing the impact of ASU 2011-11 on its Statement of Financial Condition.

4. CASH

Cash consists of cash held at two large unaffiliated financial institutions. As of December 31, 2011, the Company's cash balance amounted to $54,474. As of December 31, 2011, restricted cash of $2,846 was used as collateral for letters of credit issued in support of three building lease commitments.

In accordance with SEC Rule 15c3-3, the Company as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash in a segregated reserve account for the exclusive benefit of its clients, which as of December 31, 2011, amounted to $7,979.

5. RECEIVABLES AND PAYABLES

Receivable from Customers and Payable to Customers

Receivable from and payable to customers arise from the execution and settlement of fixed income securities transactions and margin provided to/from certain counterparties for fixed income derivatives (i.e. To-Be-Announced "TBA" transactions.)

Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations consist primarily of balances on hand at clearing organizations, trades that are pending settlement, fails to deliver with broker and dealers, and participants fund requirements (which are required by the FICC). Payable to brokers, dealers and clearing organizations consist primarily of amounts payable for pending settlement and fails to receive with brokers and dealers. Subject to collateral maintenance requirements, the Company may borrow on an uncommitted basis against its proprietary inventory positions.

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2011, consist of:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 555,069	$ 508,017
Trades pending settlement	8,391	394,274
Receivables from clearing organizations	85,056	
Other	2,103	8,878
Total	$ 650,619	$ 911,169

6. FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value in the Company's Statement of Financial Condition include securities owned and securities sold, not yet purchased, and derivative financial instruments owned and derivative financial instruments sold, not yet purchased.

Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and receivables from and payables to customers. All financial instruments that are carried at contract amounts have either short-term maturities (one year or less), are re-priced frequently or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution and settlement of fixed income securities transactions. These activities are transacted on a cash basis through "receipt vs. payment" or "deliver vs. payment" arrangements. In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by establishing and maintaining adequate trading limits and monitoring exposure daily.

The Company enters into various transactions involving derivatives, primarily TBA and futures contracts. These derivative financial instruments are used to conduct trading activities, hedge other

positions or transactions and manage market risk, and further are subject to varying degrees of market and credit risk.

A large portion of the Company's derivative financial instruments are TBA's requiring forward settlement. As a principal in the TBA business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These TBA's are generally short term with original maturity or settlement dates ranging from 30 to 120 days. The credit risk for TBAs is limited to the unrealized fair valuation gains recorded in Derivative financial instruments owned, at fair value in the Statement of Financial Condition.

All futures contracts are executed on a regulated exchange. Changes in market value for futures contracts are net cash settled on a daily basis. Accordingly, futures contracts are not subject to counterparty credit risk. Open trade equity on future transactions are recorded in Receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition. The unrealized gains/losses and related notional amounts (the contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts of risk) of all derivative financial instruments as of December 31, 2011 are as follows:

	Notional on Purchases	Replacement Value on Purchases	Notional on Sales	Replacement Value on Sales
TBA contracts (gross)	13,692,937	$ 61,900	15,046,895	$ 65,115
Counterparty netting	(10,697,206)	(30,729)	(10,697,206)	(30,729)
Total fair value of TBA contracts		31,171		34,386
Futures contracts	90,535	822	138,437	81
Total fair value		$ 31,993		$ 34,467

These contract maturities are all short-term in nature (less than one-year) as of December 31, 2011. At December 31, 2011, the Company received $8,403 of cash collateral on TBA transactions with certain customers. Such amounts are included in Payable to customers in the Statement of Financial Condition.

7. COLLATERALIZED TRANSACTIONS

The Company enters into secured borrowing and lending arrangements to obtain collateral necessary to affect settlement, finance inventory positions or re-lend as part of its dealer operations. The Company manages its exposure to credit risk associated with these transactions by entering into master netting agreements. The Company also monitors the fair value of the securities purchased under agreements to resell and securities sold under agreements to repurchase on a daily basis and requests additional collateral or the return of excess collateral, as appropriate.

The Company receives cash and securities as collateral under resale agreements, securities borrowed transactions and derivative transactions. In many instances, the Company is permitted by contract to re-hypothecate the securities received as collateral. These securities may be used to secure repurchase agreements or cover short positions. At December 31, 2011, the approximate fair value of securities received as collateral that could be sold or repledged by the Company was $10,572,939, before the effects of counterparty netting. At December 31, 2011, substantially all of the securities received as collateral had been sold or repledged.

The Company pledges securities as collateral under repurchase agreements and other secured agreements. The agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities that can be sold or repledged by the counterparty are included within Securities owned, pledged as collateral, at fair value, in the Statement of Financial Condition.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

In determining fair value, the Company maximizes use of observable inputs when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Transfers among the levels are recognized at the beginning of the year. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the observability of inputs as follows:

Level 1 — Inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value:				
U.S. government and agency securities	$ 1,178,763	$ 72,068	$ -	$ 1,250,831
U.S. agency mortgage pass-through securities	-	1,273,976	-	1,273,976
U.S. agency CMO securities	-	306,660	-	306,660
Non-agency CMO and other asset-backed securities	-	11,202	-	11,202
Corporate and other debt securities	-	11,676	139	11,815
Equities securities	3,728	27	57	3,812
Total	$ 1,182,491	$ 1,675,609	$ 196	$ 2,858,296
Securities sold, not yet purchased, at fair value:				
U.S. government and agency securities	$ (1,271,844)	$ -	$ -	$ (1,271,844)
U.S. agency mortgage pass-through securities	-	(211)	-	(211)
Corporate and other debt securities	-	(16,399)	-	(16,399)
Equities securities	(244)	-	(1)	(245)
Total	$ (1,272,088)	$ (16,610)	$ (1)	$ (1,288,699)

	Level 1	Level 2	Level 3	Counterparty Netting	Total
Derivative financial instruments owned, at fair value:					
TBA contracts	$ -	$ 61,900	$ -	$ (30,729)	$ 31,171
Total	$ -	$ 61,900	$ -	$ (30,729)	$ 31,171
Derivative financial instruments sold, not yet purchased, at fair value:					
TBA contracts	$ -	$ (65,115)	$ -	$ 30,729	$ (34,386)
Total	$ -	$ (65,115)	$ -	$ 30,729	$ (34,386)
Receivables from brokers, dealers and clearing organizations:					
Futures contracts	$ 741	$ -	$ -	$ -	$ 741
Total	$ 741	$ -	$ -	$ -	$ 741

Determination of Fair Value

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring financial assets and liabilities that are accounted for at fair value on a recurring basis:

U.S. Government and Agency Securities

U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices and categorized in Level 1 of the fair value hierarchy.

U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured primarily based on quoted market prices and spreads to treasuries obtained from external pricing services. Where available, prices are measured by recently executed market transactions of comparable size. Non-callable U.S. agency securities are generally classified within Level 1 of the fair value hierarchy and callable U.S. agency securities are classified within Level 2 of the fair value hierarchy.

U.S Agency Mortgage Pass-Through Securities

Agency residential mortgage pass-through securities (fixed and adjustable rate), and TBA securities and are generally measured using market price quotations from external data providers, in highly active, liquid markets and are categorized within Level 2 of the fair value hierarchy.

U.S. Agency and Non-Agency CMO (collateralized mortgage obligations) and Other Asset-Backed Securities

Fair values are determined primarily using discounted cash flow methodologies and securities are categorized within Level 2 of the fair value hierarchy based on the observability of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default

and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

Corporate and Other Debt Securities

Corporate bonds are measured primarily using pricing service data from external providers and broker quotations, where available, prices observed for recently executed market transactions of comparable size. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name or index credit default swap curves for recovery rate assumptions. When pricing data is less observable, valuations are classified as Level 3 of the fair value hierarchy and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Equities Securities

Exchange traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized in Level 1 of the fair value hierarchy. Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed for recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 of the fair value hierarchy.

Derivatives

<u>TBA Contracts:</u> TBA contracts are generally measured using market price quotations from external data providers in highly active and liquid markets and are categorized within Level 2 of the fair value hierarchy.

<u>Futures Contracts:</u> Futures contracts are measured based on quoted exchange prices, which are generally obtained from pricing services, are categorized as Level 1 in the fair value hierarchy.

The Company performs a periodic evaluation of the liquidity levels to determine if there are any transfers of financial instruments between levels. In some instances where quoted market prices cannot be derived from third party sources, the Company validates security pricing or ascertains whether securities need to transfer between levels.

The following is a reconciliation of the beginning and ending balances for various classes of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2011:

	Beginning Balance at January 1, 2011	Unrealized Gains Related to Securities Held at Year-End	Realized Losses Related to Securities No Longer Held	Purchases, Issuances, and Settlements	Transfers in (Out)	Ending Balance at December 31, 2011	Change in Unrealized Losses Relating to Securities Held at End of Year
Assets	$ 156	$ 3,954	$ (1,746)	$ (2,168)	$ -	$ 196	$ (54)
Liabilities	-	-	-	(1)	-	(1)	-

There have been no significant transfers of securities from Level 1 to Level 2 or from Level 2 to Level 1.

9. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements, net consists of the following as of December 31, 2011:

Furniture and fixtures	$ 1,882
Office equipment	5,496
Leasehold improvements	6,127
Total, at cost	13,505
Accumulated depreciation and amortization	(9,511)
Total — net	$ 3,994

10. RISK MANAGEMENT

The Company's trading portfolios are managed with a view towards the risk and profitability of the portfolios. The following discussion includes risk management and concentration risk policies and procedures.

Management believes effective risk management is vital to the success of the Company's business activities. The Company has policies and procedures in place to identify, assess, monitor and manage the risks involved in its daily activities. To this end, the Company's risk management philosophy ensures a level of risk-taking that protects the Company's capital base and franchise.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. The Company incurs market risk as a result of trading, investing and client facilitation activities, where the substantial majority of the Company's Value-at-Risk ("VaR") is generated.

Sound market risk management is an integral part of the Company's culture. The various trading desks are responsible for ensuring that market risk exposures are well managed within agreed limits. Risk

management ensures these risks are measured and closely monitored and are made transparent to senior management. Market Risk is responsible for ensuring transparency of material market risks, monitoring compliance with established limits, and escalating risk concentrations to appropriate senior management. To execute these responsibilities, Market Risk monitors the Company's risk against limits on aggregate risk exposures, performs a variety of risk analyses, routinely reports risk summaries, and maintains the Company's risk systems and applications.

Credit Risk

Credit risk refers to the risk of loss arising when a counterparty does not meet its financial obligations. The Company incurs credit risk exposure to institutions and this risk may arise from a variety of business activities, including, but not limited to, entering into contracts under which counterparties have obligations to make payments to the Company, or posting margin and/or collateral to clearing houses, clearing agencies, banks and other financial counterparties. The Company incurs credit risk in traded securities and whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and Credit Risk establishes Company-wide practices to evaluate, monitor and control credit risk exposure. The Company employs a comprehensive credit limits framework as one of the primary tools used to evaluate and manage credit risk levels across the Company. Credit Risk is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management.

Credit and Market risk exposure is managed by professionals within the Risk Department and through various risk committees, whose membership includes senior management and individuals from the Risk Department.

11. GOODWILL AND INTANGIBLE ASSETS

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Period
Amortizable intangible assets:				
Customer relationships	$ 14,700	$ (980)	$ 13,720	20 years
Non-amortizable intangible assets:				
Trade name	700		700	
Licenses	1,200		1,200	
Goodwill	1,582		1,582	
Total	$ 18,182	$ (980)	$ 17,202	

In 2010, the Parent raised $211,500 from funds managed by Aquiline Capital Partners LLC, a New York-based private equity firm specializing in financial services (the "Aquiline Transaction"). As part of the Aquiline Transaction, the Company recorded Goodwill and Intangible assets as noted above. The Company amortizes the customer relationship intangible asset over the estimated useful life of twenty years, which is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. Trade names and licenses are indefinite-lived assets and are not amortized. Goodwill of the Company is attributed to the excess of the fair value of the Aquiline

Transaction over the fair value of the net identifiable assets acquired. Goodwill is also an indefinite lived asset and is not amortized.

Intangible assets and goodwill become impaired when the carrying amount exceeds the implied fair value of the related asset. Customer relationships are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Trade name, license and goodwill are reviewed for impairment at least on an annual basis. The Company completed its annual review of goodwill and indefinite-lived intangible assets as of December 31, 2011 and no impairment was identified.

12. SHORT-TERM BORROWINGS

Short-term borrowings represent bank loans that are payable on demand and generally bear interest at a spread over the federal funds rate. Unsecured bank loans are typically overnight loans used to finance financial instruments owned or clearing related balances. The Company had $5,400 in short-term borrowings relating to financing certain private placement positions as of December 31, 2011. The carrying value of these borrowings approximates fair value.

13. COMPENSATION PLANS

Employee Benefit Plan

The Company maintains a profit sharing and 401(k) plan (the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary profit sharing contributions by the Company and voluntary contributions by the participants not to exceed $49 for the year ending December 31, 2011.

Employee Equity Incentive Plan

The Parent has adopted the "Class C Unit Key Employee Equity Incentive Plan" (the "Incentive Plan") which provides for the award of Class C Units of the Parent to certain key employees of the Company. Class C Units awarded to participants in the Incentive Plan (each "Participant") are subject to time-based and performance-based vesting requirements: 50% of each award is subject to time-based requirements and 50% is subject to performance-based vesting. The portion of each Participant's award that is subject to time-based vesting will vest 25% on each of the first, second, third and fourth anniversaries of the award's grant date, provided that the Participant has been continuously employed by the Company or its affiliates from the grant date to the date of vesting of such Class C Units. The portion of each Participant's award that is subject to performance-based vesting will vest 33% at the end of each year from 2012 through 2014 based on the degree to which the Company achieves its cumulative pre-tax income targets for those years (as established by the Board), provided that such Participant has been continuously employed by the Company or its affiliates from the grant date to the date of vesting of such Class C Units. The holders of vested Class C Units will participate in any distribution by the Parent of proceeds from a Liquidity Event (as such term is defined in the Parent's operating agreement), after the return of capital contributions made by the Parent's equity holders. Both vested and unvested Class C units held by a Participant are subject to forfeiture and/or redemption upon the termination of such Participant's employment with the Company or its affiliates. As of December 31, 2011, it was not probable that a Liquidity Event would occur or the exact timing of one, should it occur. As a result, the amount of compensation accrued associated with the Class C Unit awards could not be measured and, accordingly, no compensation accrual was recorded in the Statement of Financial Condition.

The number of Class C Units that may be outstanding at any time under the Incentive Plan is 414,706. As of December 31, 2011, 375,456 Class C Units had been awarded of which 43,995 Class C Units were vested. Additionally, as of December 31, 2011, 4,250 of the Class C Units granted to Participants had been forfeited. Any Class C Units that are forfeited or redeemed by the Company will be available to be reissued.

Certain employees, as part of their employment agreements, are eligible to receive equity interests in the Parent as part of their incentive compensation. At December 31, 2011, the Company had an indirect obligation to the Parent of $1,006 in connection with those equity grants, which was recorded in Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition.

14. MEMBER'S CAPITAL

Contributions of capital are recognized when received. Cash distributions of capital are recognized when paid. During 2011, the Company received $2,000 in cash contributions from the Parent, which were the result of certain employees of the Company investing in the Parent. The Company made cash distributions totaling $1,938 in 2011 to satisfy existing obligations at the Parent and to a former principal of the Company.

15. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company maintains office space in Connecticut, California, Illinois, New York, Oregon and Virginia. As of December 31, 2011, the minimum total rental commitments, net of sublease income, under non-cancelable leases are as follows:

Years Ending December 31	Rent Expense	Sublease Income	Net
2012	$ 3,908	$ (767)	$ 3,141
2013	3,634	(435)	3,199
2014	3,299		3,299
2015	3,224		3,224
2016	3,335		3,335
Later years	7,061		7,061
Total	$ 24,461	$ (1,202)	$ 23,259

Additionally, the Company has entered into agreements with several external service providers. The future minimum commitments associated with these agreements approximate $1,140 per year from 2012 through 2014.

Litigation

In the normal course of business, the Company has been named, from time to time, as a defendant in legal proceedings. The Company recognizes a liability for a contingency in Accounts payable, accrued expenses and other liabilities when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, an accrual for the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires

significant judgment on the part of management. Although it is not possible to predict the ultimate outcome of these matters, management does not believe that the outcome of known claims against the Company will have a material adverse effect on the Company's Statement of Financial Condition.
Indemnification of Clearing Broker

The Company has agreed to indemnify a clearing organization for losses that it may sustain from customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make as a result of this indemnification obligation cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liabilities in the Statement of Financial Condition related to its indemnification obligation.

Clearing Corporation Guarantee

The Company is a member of a clearing organization that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearing organization. The Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement and believes that any potential requirement to make payments under this agreement is remote.

16. NET CAPITAL

As a broker-dealer registered with the SEC, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250. At December 31, 2011, the Company's net capital calculated in accordance with Rule 15c3-1 was $122,199, which was $121,949 in excess of the required net capital of $250. The Company's percentage of net capital to aggregate debit items was 621%.

17. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 28, 2012. On February 1, 2012, the Board approved an amendment to the performance-based vesting requirements for Class C Units awarded under the Incentive Plan. As a result of this amendment, which extended the performance period for performance-vesting Class C Units from three years to four years, performance vesting requirements are now tied to net income targets established in connection with the Company's annual budgeting process.

* * * * * *

CRT CAPITAL GROUP LLC

TABLE OF CONTENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, **Michael Santangelo**, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CRT Capital Group LLC (the "Company"), as of December 31, 2011 and for the year then ended, are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Michael Santangelo February 28, 2012
Chief Financial Officer



Notary Public

Stefania A. Magnano
NOTARY PUBLIC
State of Connecticut
My Commission Expires 9/30/2012


CRT
CAPITAL GROUP LLC

February 28, 2012

Via Federal Express

Securities & Exchange Commission
Registrations Branch - Mail Stop 8031
100 F Street, NE
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH. D.C.
196
SECTION

Dear Sir or Madam:

Enclosed please find the following documents filed by CRT Capital Group LLC for the year ended December 31, 2011:

- 2011 Annual Audited Report on Form X-17A-5 Part II – *1 notarized & signed version and 1 copy* (filed as a ***Confidential*** document)
- 2011 Audited Balance Sheet – *1 notarized & signed version and 1 copy* (filed as a ***Public*** document)
- SIPC Report

Please call me at 203.569.4513 if you should have any questions.

Sincerely,

Robert K. Tuite
Controller

Enclosures

Deloitte.


SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH. D.C.
196
SECTION

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 705 5455
www.deloitte.com

INDPENDENT ACCOUNTANTS' REPORT OF APPLYING AGREED UPON PROCEDURES

To the Board of Managers of CRT Greenwich LLC
Stamford, CT 06902

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which was agreed to by CRT Capital Group LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating CRT Capital Group LLC's compliance with the applicable instructions of Form SIPC-7. CRT Capital Group LLC's management is responsible for CRT Capital Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement record of a cancelled check noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043940 FINRA DEC
CRT CAPITAL GROUP LLC 5*5
ATTN CHRIS BABCOCK
262 HARBOR DR
STAMFORD, CT 06902-7438

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Chris Babcock 203-569-4572

2. A.	General Assessment (item 2e from page 2)	$ 261,921
B.	Less payment made with SIPC-6 filed (exclude interest) July 27th, 2011 (Date Paid)	(117,297)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	144,624
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 144,624
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 144,624	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CRT Capital Group LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial Controller - SVP
(Title)

Dated the 23rd day of February , 20 12 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 175,447,821
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		9,831,978
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		322,045
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 60,525,420	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		60,525,420
Total deductions		70,679,443
2d. SIPC Net Operating Revenues		$ 104,768,378
2e. General Assessment @ .0025		$ 261,921

(to page 1, line 2.A.)